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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                  FORM 12B-25
                          NOTIFICATION OF LATE FILING

                                                        SEC File Number: 0-19820

                                                        CUSIP Number: 92846E104

                                 (Check One):


[ X ]Form 10-K  [   ]Form 20-F  [   ]Form 11-K  [   ]Form 10-Q  [   ]Form N-SAR

     For Period Ended: year ended May 31, 1998
     [   ]Transition Report on Form 10-K
     [   ]Transition Report on Form 20-F
     [   ]Transition Report on Form 11-F
     [   ]Transition Report on Form 10-Q
     [   ]Transition Report on Form N-SAR
     For the Transition Period Ended:

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     Read Attached Instruction Sheet Before Preparing Form.  Please Print or
Type.
     Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Part III of the Form 10-K including Items 10, 11, 12, and 13.

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PART I--REGISTRANT INFORMATION
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     Full Name of Registrant:                Vitalink Pharmacy Services, Inc.
     Former Name if Applicable:              101 East State Street
     Address of Principal Executive Office:  Kennett Square, PA 19348


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PART II--RULES 12B-25 (B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X]Yes  [     ]No

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due
date; and          [ X ]Yes  [     ]No

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

     [     ]Yes  [ X ]No

       The Registrant filed the Report of its Independent Public Accountants dated July 3, 1998 with its annual
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report on Form 10-K filed on August 28, 1998 with the Securities and Exchange
Commission.
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PART III--NARRATIVE

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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-
SAR or the transition report or portion thereof could not be filed within the prescribed time period.


          See Schedule "A" attached hereto.


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PART IV--OTHER INFORMATION

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     (1) Name and telephone number of person to contact in regard to this notification
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     Richard J. McMahon, Esquire              215            569-5554
     (Name)                              (Area Code)    (Telephone Number)


     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [ X ]Yes  [     ]No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

     [     ]Yes  [ X ]No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                  -----------------------------------------
                       Vitalink Pharmacy Services, Inc.

                 (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 28, 1998          By:    /s/ Ira C. Gubernick
                                          --------------------------------------
                                   Name:  Ira C. Gubernick, Esquire
                                   Title: Vice President - Office of the
                                          Chairman and Secretary
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                                 SCHEDULE "A"

     On April 26, 1998, Genesis Health Ventures, Inc. ("Genesis"), Vitalink Pharmacy Services, Inc. ("Vitalink") and V Acquisition Corporation, a Delaware corporation ("V Acq") and a wholly-owned subsidiary of Genesis entered into an Agreement and Plan of Merger (as amended, the "Merger Agreement"). On August 28, 1998, Vitalink was merged with and into V Acq, with V Acq surviving the merger (the "Merger").

     Upon consummation of the Merger, Vitalink filed a Form 15 with the Securities and Exchange Commission (the "Commission") certifying that the common stock, par value $.01, (the "Vitalink Common Stock") of Vitalink was held of record by less than 300 persons and requesting termination of the registration of the Vitalink Common Stock under Section 12(g) of the Exchange Act. However, under Rule 12h-3(c), Vitalink retained a reporting obligation to file its annual report on Form 10-K for its fiscal year ended May 31, 1998 (the "Vitalink Form 10-K") because it filed a registration statement on Form S-3 on October 20, 1997 during the preceding fiscal year.

     Prior to August 31, 1998, (the "Filing Deadline") the Vitalink Form 10-K was filed with the Commission. The Vitalink Form 10-K omitted the information required by Part III of Form 10-K because such information was too burdensome to compile prior to the Filing Deadline.

     In an attempt to alleviate the need to file such Part III information, Vitalink filed a No-Action letter with the Commission on August 28, 1998. The Commission contacted Vitalink on September 24, 1998 with its denial of the No-Action request. Because Vitalink was recently notified of the Commission's denial, Vitalink requires additional time to prepare and compile the information required by Part III of Form 10-K.